

May 1, 2024

Brian Lynch
Chief Financial Officer
Topgolf Callaway Brands Corp.
2180 Rutherford Road
Carlsbad , CA 92008

> **Re: Topgolf Callaway Brands Corp.**
>   **10-K for the year ended December 31, 2023**
>   **Form 8-K furnished February 13, 2024**

Dear Brian Lynch :

      We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

      Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this letter, we may have additional comments.

Form 10-K for the year ended December 31, 2023

Results of Operations
Net Income, Diluted Earnings Per Share and Reconciliation of Non-GAAP Measures, page 58

1.   We note your adjustment of $12.7 million in total charges related to the impairment and abandonment of the Shankstars media game in the Topgolf segment to arrive at December 31, 2023 Non-GAAP net income. Please tell us more about the nature of this asset and why it was impaired. As exiting product lines appear to be part of the normal course of operating a business, also please tell us why these adjustments are consistent with Question 100.01 of the Compliance and Disclosure Interpretations on Non- GAAP Financial Measures.

2.   We note that your disclosure of Non-GAAP net income and non-GAAP diluted EPS includes an adjustment for the amortization and depreciation of acquired intangible assets and purchase accounting adjustments. Please provide us details as to the nature and amount of each of these adjustments and explain to us why you believe they are appropriate non-GAAP adjustments.   Also, please tell us about the nature of the $12.3m total reorganization costs in the Topgolf and Active Lifestyle segments that is included in

the "Non-Recurring Items" adjustment. In this regard, please tell us why you do not believe these costs are normal operating costs of your business. Additionally, this comment applies to the earnings release on Form 8-K furnished February 13, 2024 which reflects these adjustments to your non-GAAP operating income (loss), net income and diluted EPS as shown in the reconciliation on page 14 of that earnings release.

Notes to the Financial Statements
Note 13. Commitments and Contingencies
Legal Matters, page F-41

3. We note your disclosure that you are unable to estimate the ultimate aggregate amount of monetary loss, amounts covered by insurance, or the financial impact that will result from such matters. Please revise future filings as applicable to disclose the nature of any material contingency where accrual is not made for the loss contingency or exposure exists in excess of the amount accrued. Alternatively, you may disclose if true that you do not believe that matters currently pending against the Company will have a material adverse effect on your consolidated business, financial condition, cash flows, or results of operations. See guidance in ASC 450-20-50-3.

Form 8-K furnished February 13, 2024

Exhibit 99.1 Earnings Release, page 2

4. We note that your table of Non-GAAP results on page 2, as well as your non-GAAP reconciliations on page 14, appear to present a full non-GAAP income statement. Please revise future filings to avoid giving non-GAAP measures undue prominence by presenting a full non-GAAP income statement. See guidance in Question 102.10(c) of the SEC Staff's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

5. We note from your reconciliation of Free Cash Flow on page 15, that your definition of Free Cash Flow includes an adjustment to add proceeds from financing arrangements and government grants. Please provide us more information on the nature of this adjustment and why you believe it is appropriate to included in your Free Cash Flow measure. Please note that your measure does not represent the typically calculated Free Cash Flow measure and should be renamed accordingly. See Question 102.07 of the SEC Staff's Compliance and Disclosure Interpretations of Non-GAAP Financial Measures. Also, please explain to us more clearly, the nature of the amounts included in "growth capital expenditures," how those amounts differ from the capital expenditures included in the FCF measure, and how management uses the measure of embedded cash flow.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Charles Eastman at 202-551-3794 or Claire Erlanger at 202-551-3301 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing